USAA       9800 Fredericksburg Road
Eagle         San Antonio, Texas 78288
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April 25, 2012

VIA EDGAR

Mr. Larry Greene U.S. Securities and Exchange Commission 100 F Street, NE Washington, DC 20549

Re:	Responses to Comments on Post-Effective Amendment No. 71 to the Registration Statement

on Form N-1A of USAA Mutual Funds Trust (File Nos. 033-65572; 811-07852)

Dear Mr. Greene:

           On behalf of the above-referenced registrant, set forth below are the comments that were provided by the staff (Staff) of the U.S. Securities and Exchange Commission (the SEC) on April 23, 2012, concerning Post-Effective Amendment No. 71 (the Post-Effective Amendment) to the Registration Statement on Form N-1A (the Form) of USAA Mutual Funds Trust (the Trust), which was filed with the SEC on March 1, 2012, on behalf of the USAA Total Return Strategy Fund (the Fund), and the Trust’s responses thereto. The Trust acknowledges that the company may not assert Staff comments as a defense in any proceeding initiated by the SEC or any persons under the federal securities laws of the United States.

The Staff’s comments are set forth in italics and are followed by the Trust’s responses. Unless otherwise noted, defined terms have the same meanings as in the Post-Effective Amendment.

1. Comment: Has the Trust provided disclosure on the risks faced in the abnormal market conditions since 2006?

Response: The Trust believes that it currently has robust disclosures in the Prospectus and Statement of Additional Information (SAI) regarding the risks presented by prevailing market, management, specific securities and political conditions. However, in response to the Staff’s comment, the Trust has added additional disclosure to the Fund’s SAI.

2. Comment: Have we tailored our derivative disclosure to the activities that we pursue?

Response: The Fund’s derivative disclosure is tailored to its specific investments in derivatives and related risks. In particular, the Fund has tailored its derivative disclosure to its hedging activities within its description of option-based risk management strategy, which the Fund deploys on a regular basis. This strategy and the risks inherent with the instruments utilized are discussed within the Fund’s prospectus.

3. Comment: Please ensure that the type size comports with SEC rules.

Response: We have verified that our font size and margins in printed materials are in accordance with SEC standards.

USAA Asset Management Company

Mr. Larry Greene
April 27, 2012

4. Comment: Why are the AFFE so low given the strategy of the Fund?

Response: The Fund currently invests a portion of its assets in ETFs that are generally classified as passively managed. Passively managed ETFs typically have lower expense ratios than actively managed ETFs. In addition, the Fund’s largest ETF holding, the SPDR® S&P 500® ETF Trust, has a comparatively low expense ratio.

5. Comment: Footnote (a) to the fee table is not specifically required under the summary prospectus rules.

Response: The Trust has tailored the language within footnote (a) to the fee table in response to previous comments from the Staff. The Trust believes that the disclosure regarding the performance adjustment to the base management fee is material and informative to shareholders of the Fund. In response to the Staff’s comment, the Trust will incorporate the Staff’s comment to add the descriptive “base” in front of management fee within the footnote on all future fund filings with a performance fee footnote in the fee table.

6. Comment: The term “stocks” is not defined.

Response: The Trust defines the types of stock instruments that are permissible investments for the Fund within its discussion of Asset Allocation Investment Strategy on page 14 of the Prospectus. The Trust notes that the Fund has not included specific limitations or ranges with respect to the different types of stocks in which it can invest, including domestic and foreign common stocks, convertibles, warrants, preferreds and ETFs that invest in such instruments.

7. Comment: The Fund uses the phrase “allocated to it” on page 3 of the prospectus.

Response: The Fund has historically been subadvised. Recently, AMCO assumed day-to-day management of the assets of the entire portfolio of the Fund. Therefore, at this time, all of the Fund’s assets are allocated to AMCO. However, as a manager of managers and pursuant to an exemptive order from the SEC, AMCO reserves the right to add subadvisers to the Fund, and, therefore, has retained the disclosure referenced in the Staff’s comment reflecting the concept that the Fund’s assets may be allocated among different advisers.

8. Comment: Is Emerging Markets risk a principal risk of the fund?

Response: The Trust believes that emerging markets risk is a principal risk of investing in the Fund. This is consistent with the current investment strategy disclosure in the summary section, which permits the Fund to invest in U.S. and foreign securities, including securities of companies in emerging markets. Consistent with Form N-1A, additional specific disclosure on foreign investing and the risks associated therewith is included in response to Item 9.

9. Comment: Add a discussion of how derivatives are used within the prospectus.

Response: The Fund may from time-to-time utilize an option-based risk management strategy. This strategy is described within the Fund’s prospectus. The Fund will utilize derivatives for hedging purposes in an attempt to reduce volatility over time. From time to time the Fund will sell option positions as a means of financing purchased option positions in connection with its hedging strategy. In addition to the description within the prospectus, the Fund includes a discussion of the risks applicable to the derivative instruments utilized. In addition, although not principal, the Fund describes its ability to use futures and the risks therewith. The Trust believes that the Prospectus currently includes a description of how the Fund uses derivatives (see e.g., pages 19-20).

Mr. Larry Greene
April 27, 2012

10. Comment: If the Fund invests in junk bonds - describe what is a junk bond and include a table showing junk bond ratings.

Response: As the Staff mentions, the Fund has the ability to invest in below-investment-grade fixed-income securities. The Fund will focus its investments in fixed income on investment-grade securities. The Fund’s prospectus includes a table focusing on investment-grade ratings as well as a discussion of below-investment-grade fixed-income securities (“junk bonds”) and the risks associated therewith. Finally, although not required by the Form, the Fund has included a table depicting the applicable ratings for both investment-grade and below-investment-grade securities in the SAI. The Trust currently includes a description of junk bonds and their associated risks on page 17. The Trust does not believe that the Form requires the Fund to include a table showing the ratings for junk bonds; however, the Trust has included such a table in the SAI, (see e.g., pages 65-71).

11. Comment: Does the Fund plan to short to a material degree?

Response: The Fund will not short to a material degree.

12. Comment: Describe what is meant by “this portion of the Fund” – as used in various headings within the prospectus.

Response: The Fund has deleted these references from its prospectus. Discussions of (or references to) sleeves of the Fund have been removed as the Fund does not currently rely on subadvisers.

13. Comment: Define Large Capitalization.

Response: A definition of “large capitalization” is not specifically required by Form N-1A. However, the Fund has added a definition of “large capitalization” within its SAI.

14. Comment: What are direct debt instruments?

Response: The Fund has included a detailed description of direct debt instruments, including bank loans, within its SAI. The Fund does not currently hold a material amount of direct debt instruments.

15. Comment: Disclose the risks associated with CMOs, CMBS, I-O’s and periodic auction reset bonds within the prospectus.

Response:  The Trust believes that the Fund’s current risk disclosures in the Prospectus regarding credit risk, interest rate risk and certain mortgage related risks cover the principal risks associated with CMOs, CMBS, and IOs. In addition, the Trust notes that the Fund holds a limited amount of these types of securities. Consistent with Form N-1A, a more detailed description is included within the SAI, including more detailed disclosure regarding the potential risks associated with these types of investments under the heading “Mortgage-Backed Securities” on page 23 of the Fund’s SAI. Periodic auction reset bonds and their associated risks are discussed on page 16 of the Fund’s SAI.

16. Comment: Do you cover your option positions? Do you use naked options?

Response:  The Fund covers its option positions. The Fund’s SAI contains detailed disclosure on its procedures for covering open option positions on pages 19-21 of the SAI. In addition, in response to the Staff’s inquiry, the Fund does not enter into “naked” option positions.

Mr. Larry Greene
April 27, 2012

17. Comment: Include USAA PATRIOT Act language. Also, include a statement representing that the Trust has an AML officer and identifying the Trust’s AML officer.

Response: The Trust has an anti-money laundering (AML) program designed to comply with all required OFAC and Treasury rules and regulations. The Fund’s Prospectus currently includes a description of its AML program and identity verification procedures within the section entitled “Opening an Account.” The Trust’s AML officer is Jeffrey Hill, who also serves as CCO. Although not required by the Form, the Fund has added the AML Officer designation within Mr. Hill’s biography in the SAI.

18. Comment: The term ESA on page35 of the Prospectus is not defined.

Response: This term is defined on page 33 to mean – “Electronic Services Agreement.”

19. Comment: The Fund has included disclosure at the end of the “Payment” section of the Fund’s prospectus which states: “In addition, the Fund may elect to suspend the redemption of shares or postpone the date of payment in limited circumstances (e.g., if the NYSE is closed or when permitted by SEC order).” Staff’s comment is that they are not aware of other circumstances so we should remove the e.g., and this is only to be done upon SEC order.

Response: The Trust believes that the current disclosure is accurate. However, in response to the Staff’s comment, the Fund will make a change to the language going forward to change “e.g.” to “i.e.”

20. Comment: Under “Other Fund Rights” within the fifth bullet point.  Describe what are the “certain limitations”.

Response: The information requested is included within the SAI along with additional operational detail. The Trust believes that this approach is consistent with Form N-1A, which directs registrants to avoid including excessive detail in fund prospectuses (see General Instruction C.1(c) of Form N-1A).

21. Comment: Under the Fund’s fundamental investment restrictions within the SAI.
a. Restrictions 1, 4 and 5:  What are the applicable limits under the 1940 Act – state the percentage limitations.

Response: With respect to Restrictions 1 and 5, the Trust believes that the Fund’s SAI currently includes a description of the current limitations on loans within its SAI. The Fund has added disclosure regarding the current applicable limitations on borrowing within its SAI. The Fund does not believe that a change to the fundamental investment restriction language is appropriate and notes our prior response to this comment in May 2006. The Trust believes that this approach is consistent with General Instruction C.1(c) to Form N-1A, which states that funds “should avoid…simply restating legal or regulatory requirements to which Funds generally are subject…”  Based on this general instruction, the Fund respectfully declines to include specific limitations within the Investment Restrictions previously approved by shareholders  With respect to Restriction 4, we are not aware of any regulatory limit on the extent to which a fund can underwrite securities.

b. Restriction 2:  Change the language in restriction 2 and below the restrictions generally to say “25% or more”.

Response: Former Guide 19 to Form N-1A, although no longer dispositive, instructs that concentration results from investments of “more than 25 percent of the value of the registrant’s assets.” The Fund believes that Restriction 2 is consistent with this language and meaning of Guide 19. In addition, the Fund believes that the paragraph following the Investment Restrictions is consistent with this approach (i.e., it indicates that investments up to and including 25% will not result in concentration).

Mr. Larry Greene
April 27, 2012

22. Comment: Describe the benchmark and time-period used for the incentive portion of the portfolio manager’s compensation.

Response: The Fund has added additional descriptions to the section on portfolio manager compensation to describe the time-periods applicable to short- and long-term incentive compensation. In addition, the Fund has clarified that incentive compensation is generally calculated by reference to the Fund’s applicable performance index for the portion of the Fund managed by the portfolio manager.

23. Comment: List the entities that have ongoing portfolio holdings disclosure arrangements.

Response: The Fund currently includes a list of the entities, by type, that receive portfolio holdings information pursuant to ongoing arrangements. In response to the Staff’s comment, the Fund is supplementing the existing list to include the specific names of entities receiving holdings information within its SAI.

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Should you have any further comments on this matter, or any questions, please contact me at (210) 498-4628.

Sincerely,

/S/ James G. Whetzel
James G. Whetzel
Assistant Secretary